ORRICK

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02076137

September 13, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 18 2002
WASH, D.C.
180

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is Press Information of Flughafen Wien A.G., dated September 12, 2002, which has been published by the Company since our last submission of August 30, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

JKG/ejm
Enclosure

dlw 9/19

DOCSNY1:873244.1
13141-2 JG9

Press Information

FILE NO.
82-3907

Vienna International Airport
Traffic development in August
influenced by decline in charters

During the month of August flight movements and maximum take-off weight rose slightly by 0.4% and 0.5%, respectively, while the number of transfer passengers showed solid growth of 4.4%. The total number of passengers handled by Vienna International Airport in this month declined by 3.4%, primarily due to a drop in tourism-related charters and the flood disasters in central Austria. Cargo volume recorded a further strong increase of 9.6%.

From January to August the total number of passengers declined by 3.3%, but transfers increased by 7.8%. Flight movements decreased by 1.4% and maximum take-off weight by 5.8%.

For 2002 Vienna International Airport expects a slight increase of 1% in the total number of passengers, a minus of 1% in flight movements, and decline of 4% in maximum take-off weight.

	August 2002	Change in %	January to August 2002	Change in %
Passengers:	1,209,721	-3.4	7,944,638	-3.3
Transfer passengers:	418,806	+4.4	2,745,084	+7.8
Maximum take-off weight (in tonnes):	477,341	+0.5	3,299,722	-5.8
Flight movements (arrival + departure):	17,002	+0.4	123,746	-1.4
Cargo in tonnes (air cargo and trucking):	13,388	+9.6	101,073	-5.2

For additional information contact:

Dagmar Lang (+43-1-)7007-22103
Hans Mayer (+43-1-)7007-23000

26/02 .... M/DL .... 12. September 2002